Exhibit 99.1

58.com Reports Second Quarter 2018 Unaudited Financial Results

BEIJING, August 15, 2018 — 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace for classifieds, today reported its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•	Total revenues were RMB3,430.5 million (US$518.5 million1), a 32.3% increase from RMB2,593.3 million in the same quarter of 2017, exceeding the high end of the Company’s guidance of RMB3,200 million.

•	Gross margin was 90.0% compared with 90.9% in the same quarter of 2017.

•	Income from operations was RMB742.9 million (US$112.3 million), a 27.6% increase from RMB582.4 million in the same quarter of 2017.

•	Non-GAAP income from operations[2] was RMB888.7 million (US$134.3 million), a 24.1% increase from RMB716.1 million in the same quarter of 2017.

•	Net income attributable to 58.com Inc. was RMB685.3 million (US$103.6 million), a 27.1% increase from RMB539.3 million in the same quarter of 2017.

•	Non-GAAP net income attributable to 58.com Inc.[3] was RMB817.5 million (US$123.6 million), a 23.6% increase from RMB661.6 million in the same quarter of 2017.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB4.65 (US$0.70) and RMB4.57 (US$0.69), respectively, representing 25.3% and 24.6% increases from RMB3.71 and RMB3.67, respectively, in the same quarter of 2017. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[4] attributable to ordinary shareholders were RMB5.55 (US$0.84) and RMB5.45 (US$0.82), respectively, representing 21.9% and 21.2% increases from RMB4.55 and RMB4.50, respectively, in the same quarter of 2017.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.6166 to US$1.00, which was the U.S. dollars middle rate announced by the State Administration of Foreign Exchange of the People’s Republic of China (PRC) on June 29, 2018. On August 15, 2018, such exchange rate was RMB6.8856 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Non-GAAP net income attributable to 58.com Inc. is defined as net income attributable to 58.com Inc. excluding share-based compensation expenses of the group (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP basic and diluted earnings per ADS are defined as non-GAAP net income attributable to 58.com Inc. divided by weighted average number of basic and diluted ADSs.

First Half 2018 Financial Highlights

•	Total revenues were RMB5,901.7 million (US$892.0 million), a 28.8% increase from RMB4,581.6 million in the same period of last year.

•	Gross margin was 89.8% compared with 90.5% during the same period of last year.

•	Income from operations was RMB1,009.7 million (US$152.6 million), a 52.9% increase from RMB660.3 million during the same period of last year.

•	Non-GAAP income from operations was RMB1,300.2 million (US$196.5 million), a 39.3% increase from RMB933.3 million during the same period of last year.

•	Net income attributable to 58.com Inc. was RMB859.9 million (US$130.0 million), a 66.1% increase from RMB517.8 million during the same period of last year.

•	Non-GAAP net income attributable to 58.com Inc. was RMB1,123.3 million (US$169.8 million), a 46.4% increase from RMB767.3 million during the same period of last year.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB5.85 (US$0.88) and RMB5.75 (US$0.87), respectively, representing 63.9% and 63.1% increases from RMB3.57 and RMB3.53, respectively in the same quarter of 2017. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were RMB7.64 (US$1.15) and RMB7.51 (US$1.14), respectively, representing 44.5% and 43.8% increases from RMB5.28 and RMB5.23, respectively in the same quarter of 2017.

Management Comments

"We delivered solid financial and operational results for the second quarter with revenues exceeding the high end of our guidance," commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com, "Traffic from our apps continued to grow rapidly. We continued to be the biggest online recruitment platform in China as defined by revenues. Job category revenues continue to grow faster than most other major online recruitment companies in China. Revenue from our housing category remained resilient by delivering better-than-expected growth despite tightened government policies and low transaction volumes, especially in tier one and two cities. Our two early-stage businesses continue to generate record high traffic. Zhuan Zhuan, our C2C used goods transaction platform, has gained significant growth momentum from its branding campaign and Wechat Wallet access. 58 Town, a version of 58 specifically designed for rural areas, continues to expand the number of towns it covers and increase user engagement. We will continue to invest in both our new and core classifieds businesses in order to best position ourselves over the long term."

Mr. Hao Zhou, Chief Financial Officer of 58.com added, "We are pleased to see revenues increase by 32.3% year-over-year. Having increased our investments in Zhuan Zhuan and 58 Town sequentially, non-GAAP net and operating profit during the second quarter still grew a solid 24% year-over-year. We continue to see a lot of opportunities for us to generate long-term revenues growth and higher margins as our business further grows and operational efficiency improves."

Second Quarter 2018 Financial Results

Revenues

Total revenues were RMB3,430.5 million (US$518.5 million), representing an increase of 32.3% from RMB2,593.3 million in the same quarter of 2017.

Membership revenues were RMB1,166.9 million (US$176.4 million), an increase of 21.1% from RMB963.7 million in the same quarter of 2017. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of paying membership accounts on the Company’s platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,932,000 during the second quarter of 2018, a 19.0% increase from approximately 2,464,000 in the same quarter of 2017. Subscription-based paying membership accounts refer to the users who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. Some paying members purchase membership services from more than one of the Company’s platforms which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB2,186.7 million (US$330.5 million), an increase of 42.3% from RMB1,536.5 million in the same quarter of 2017. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB341.5 million (US$51.6 million), an increase of 45.2% from RMB235.3 million during the same quarter of 2017. The year-over-year increase was primarily driven by increases in the costs of used good sold on Zhuan Zhuan platform, costs of marketing services for primary home business, traffic acquisition costs (“TAC”) paid to 58.com’s advertising union partners, salaries and benefits, and short message service (“SMS”) costs.

Gross Profit and Gross Margin

Gross profit was RMB3,089.0 million (US$466.9 million), an increase of 31.0% from RMB2,358.0 million during the same quarter of 2017.

Gross margin was 90.0%, compared with 90.9% during the same quarter of 2017.

Operating Expenses

Operating expenses were RMB2,346.1 million (US$354.6 million), representing an increase of 32.1% from RMB1,775.6 million in the same quarter of 2017.

Sales and marketing expenses in the second quarter of 2018 were RMB1,782.6 million (US$269.4 million), an increase of 39.1% from RMB1,281.6 million in the same quarter in 2017.

Within sales and marketing expenses, advertising expenses accounted for RMB852.8 million (US$128.9 million) during the second quarter of 2018, an increase of 63.5% from RMB521.7 million during the same quarter in 2017. The increase was primarily due to an increase in advertising expenses associated with the brand campaign of Zhuan Zhuan and to a lesser degree the increases for 58.com and other brands.

Non-advertising sales and marketing expenses in the second quarter of 2018 were RMB929.8 million (US$140.5 million), an increase of 22.4% from RMB759.9 million in the same quarter in 2017. Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities. The increase was primarily driven by increased marketing expenses to business users, as well as commissions, salaries and benefits for the Company’s sales and customer service teams.

Research and development expenses during the second quarter of 2018 were RMB394.0 million (US$59.6 million), an increase of 21.9% from RMB323.2 million in the same quarter of 2017. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the second quarter of 2018 were RMB169.4 million (US$25.6 million), essentially flat when compared with RMB170.9 million in the same quarter of 2017.

Income from Operations

Income from operations was RMB742.9 million (US$112.3 million) in the second quarter of 2018, an increase of 27.6% from RMB582.4 million in the same quarter of 2017. Operating margin, defined as income from operations divided by total revenues, was 21.7% in the second quarter of 2018, compared with 22.5% in the same quarter of 2017.

Non-GAAP income from operations was RMB888.7 million (US$134.3 million) in the second quarter of 2018, an increase of 24.1% from RMB716.1 million in the same quarter of 2017. Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 26.0% in the second quarter of 2018, compared with 27.6% in the same quarter of 2017.

Other Income/(Expenses), net

Other income in the second quarter of 2018 was RMB94.1 million (US$14.2 million), compared with other income of RMB41.5 million in the same quarter of 2017. Other income in the second quarter of 2018 mainly included RMB54.4 million in investment income associated with the purchase of short-term investments, RMB35.8 million in tax refunds and other government subsidies, and RMB15.4 million in investment income generated from the disposal of long-term investments, which were partially offset by RMB16.3 million share of net loss of equity investees.

Net Income Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB685.3 million (US$103.6 million) in the second quarter of 2018, an increase of 27.1% from RMB539.3 million in the same quarter of 2017. Net margin, defined as net income attributable to 58.com Inc. divided by total revenues, was 20.0% in the second quarter of 2018, compared with 20.8% in the same quarter of 2017.

Non-GAAP net income attributable to 58.com Inc. was RMB817.5 million (US$123.6 million) in the second quarter of 2018, an increase of 23.6% from RMB661.6 million in the same quarter of 2017. Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. divided by total revenues, was 23.9% in the second quarter of 2018, compared with 25.5% in the same quarter of 2017.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2018 were RMB4.65 (US$0.70) and RMB4.57 (US$0.69), respectively, representing increases of 25.3% and 24.6% from basic and diluted earnings per ADS attributable to ordinary shareholders of RMB3.71 and RMB3.67, respectively, in the same quarter of 2017.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2018 were RMB5.55 (US$0.84) and RMB5.45 (US$0.82), respectively, representing increases of 21.9% and 21.2% from non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders of RMB4.55 and RMB4.50, respectively, in the same quarter of 2017.

Cash Flow

Net cash provided by operating activities was RMB1,260.0 million (US$190.4 million) in the second quarter of 2018, an increase of 79.5% from net cash provided by operating activities of RMB702.1 million in the same quarter of 2017.

First Half 2018 Financial Results

Revenues

Total revenues were RMB5,901.7 million (US$892.0 million) in the first half of 2018, representing an increase of 28.8% from RMB4,581.6 million during the same period of 2017.

Membership revenues were RMB2,095.7 million (US$316.7 million) in the first half of 2018, an increase of 19.3% from RMB1,756.6 million during the same period of 2017. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of average quarterly subscription-based paying membership accounts on the Company’s platforms, which include 58.com, Ganji.com and Anjuke.com, was approximately 2,799,000 during the first half of 2018, a 19.7% increase from approximately 2,338,000 in the same period of 2017.

Online marketing services revenues were RMB3,678.6 million (US$556.0 million) in the first half of 2018, an increase of 37.6% from RMB2,673.5 million during the same period of 2017. The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real time bidding and priority listings.

Cost of Revenues

Cost of revenues was RMB599.5 million (US$90.6 million) in the first half of 2018, an increase of 37.8% from RMB434.9 million during the same period of 2017. The year-over-year increase was primarily driven by increases in the costs of used good sold on Zhuan Zhuan platform, costs of marketing services for primary home business, TAC paid to 58.com’s advertising union partners, salaries and benefits, and SMS costs.

Gross Profit and Gross Margin

Gross profit was RMB5,302.2 million (US$801.4 million) in the first half of 2018, an increase of 27.9% from RMB4,146.7 million during the same period of 2017.

Gross margin was 89.8%, compared with 90.5% during the same period of 2017.

Operating Expenses

Operating expenses were RMB4,292.5 million (US$648.7 million), representing an increase of 23.1% from RMB3,486.4 million during the same period of 2017.

Sales and marketing expenses in the first half of 2018 were RMB3,221.8 million (US$486.9 million), an increase of 27.5% from RMB2,527.6 million during the same period in 2017.

Within sales and marketing expenses, advertising expenses in the first half of 2018 were RMB1,534.8 million (US$232.0 million), an increase of 48.4% from RMB1,033.9 million during the same period in 2017. The increase was primarily due to an increase in advertising expenses associated with the brand campaign of Zhuan Zhuan and increases for 58.com and other brands.

Non-advertising sales and marketing expenses in the first half of 2018 were RMB1,687.0 million (US$255.0 million), an increase of 12.9% from RMB1,493.6 million during the same period in 2017. Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities. The increase was primarily driven by increased marketing expenses to business users, as well as commissions, salaries and benefits for the Company’s sales and customer service teams.

Research and development expenses in the first half of 2018 were RMB740.4 million (US$111.9 million), an increase of 16.1% from RMB637.7 million during the same period of 2017. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the first half of 2018 were RMB330.2 million (US$49.9 million), a slight increase of 2.8% from RMB321.1 million during the same period of 2017.

Income from Operations

Income from operations was RMB1,009.7 million (US$152.6 million) in the first half of 2018, an increase of 52.9% from RMB660.3 million during the same period of 2017. Operating margin was 17.1% in the first half of 2018, compared with 14.4% during the same period of 2017.

Non-GAAP income from operations was RMB1,300.2 million (US$196.5 million) in the first half of 2018, an increase of 39.3% from RMB933.3 million during the same period of 2017. Non-GAAP operating margin was 22.0% in the first half of 2018, compared with 20.3% during the same period of 2017.

Other Income/(expenses), net

Other income in the first half of 2018 were RMB102.9 million (US$15.6 million), compared with other expenses of RMB55.3 million during the same period of 2017. Other income in the first half of 2018 mainly included RMB95.5 million in investment income resulting from the purchase of short-term investments, RMB35.4 million in tax refunds and other government subsidies, and RMB15.4 million in investment income generated from the disposal of long-term investments, which were partially offset by RMB53.6 million share of the net loss of equity investees.

Net Income Attributable to 58.com Inc.

Net income attributable to 58.com Inc. was RMB859.9 million (US$130.0 million) in the first half of 2018, an increase of 66.1% from RMB517.8 million in the same period of 2017. Net margin was 14.6% in the first half of 2018, compared with 11.3% during the same period of 2017.

Non-GAAP net income attributable to 58.com Inc. was RMB1,123.3 million (US$169.8 million) in the first half of 2018, an increase of 46.4% from RMB767.3 million during the same period of 2017. Non-GAAP net margin was 19.0% in the first half of 2018, compared with 16.7% during the same period of 2017.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2018 were RMB5.85 (US$0.88) and RMB5.75 (US$0.87), representing increases of 63.9% and 63.1% from basic and diluted earnings per ADS attributable to ordinary shareholders of RMB3.57 and RMB3.53, respectively, during the same period of 2017.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2018 were RMB7.64 (US$1.15) and RMB7.51 (US$1.14), respectively, representing increases of 44.5% and 43.8% from non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders of RMB5.28 and RMB5.23, respectively, during the same period of 2017.

Cash Flow

Net cash provided by operating activities was RMB1,970.0 million (US$297.7 million) in the first half of 2018, an increase of 74.2% from net cash provided by operating activities of RMB1,130.7 million during the same period of 2017.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB7,484.8 million (US$1,131.2 million).

Shares Outstanding

As of June 30, 2018, the Company had a total of 294,978,961 ordinary shares (including 249,192,797 Class A ordinary shares and 45,786,164 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2018 are expected to be between RMB3,450 million and RMB3,550 million. This represents a year-over-year increase of 26.7% to 30.4% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses of the group (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees, and income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses of the group (net of the amount allocated to noncontrolling interests), amortization of intangible assets resulting from business acquisitions, share-based compensation expenses included in share of results of equity investees and income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on August 16, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-5225

U.S. Toll Free:	+1-866-235-9918

Hong Kong:	852-301-84992

China:	4001-201203

Passcode:	6889220

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, August 23, 2018. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10123215

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,524,982	1,887,091	285,206
Restricted cash-current	93,350	811,282	122,613
Short-term investments	3,437,707	4,786,427	723,397
Accounts receivable, net	667,750	700,212	105,827
Prepayments and other current assets	657,272	1,014,024	153,255
Total current assets	6,381,061	9,199,036	1,390,298
Non-current assets:
Restricted cash-non-current	792,000	-	-
Property and equipment, net	1,351,681	1,308,868	197,816
Intangible assets, net	1,309,566	1,198,265	181,100
Land use rights, net	3,688	3,649	551
Goodwill	15,864,655	15,864,655	2,397,705
Long-term investments	1,808,601	1,908,743	288,478
Long-term prepayments and other non-current assets	755,260	692,717	104,694
Total non-current assets	21,885,451	20,976,897	3,170,344
Total assets	28,266,512	30,175,933	4,560,642
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	75,000	786,285	118,835
Accounts payable	624,300	944,454	142,740
Deferred revenues	2,123,755	2,375,255	358,984
Customer advances	1,365,437	1,494,116	225,814
Taxes payable	186,491	253,937	38,379
Salary and welfare payable	536,831	490,416	74,119
Accrued expenses and other current liabilities	689,134	842,865	127,386
Total current liabilities	5,600,948	7,187,328	1,086,257
Non-current liabilities:
Long-term loans	777,427	37,500	5,668
Deferred tax liabilities	319,219	292,107	44,148
Other non-current liabilities	17,376	4,187	633
Total non-current liabilities	1,114,022	333,794	50,449
Total liabilities	6,714,970	7,521,122	1,136,706
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,736,405	1,808,418	273,315
Total mezzanine equity	1,736,405	1,808,418	273,315
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 245,924,871 Class A and 48,040,260 Class B shares issued and outstanding as of December 31, 2017 and 249,192,797 Class A and 45,786,164 Class B shares issued and outstanding as of June 30, 2018, respectively)	18	18	3
Additional paid-in capital	21,338,787	21,429,164	3,238,697
Accumulated deficit	(1,689,683)	(766,095)	(115,784)
Accumulated other comprehensive loss	(55,671)	(24,028)	(3,631)
Total 58.com Inc. shareholders’ equity	19,593,451	20,639,059	3,119,285
Noncontrolling interests	221,686	207,334	31,336
Total shareholders’ equity	19,815,137	20,846,393	3,150,621
Total liabilities, mezzanine equity and shareholders’ equity	28,266,512	30,175,933	4,560,642

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	963,677	1,166,859	176,353	1,756,605	2,095,745	316,740
Online marketing services	1,536,461	2,186,660	330,481	2,673,503	3,678,638	555,971
E-commerce services	26,416	23,120	3,494	41,827	31,015	4,687
Other services	66,753	53,891	8,145	109,643	96,305	14,555
Total revenues	2,593,307	3,430,530	518,473	4,581,578	5,901,703	891,953
Cost of revenues(1)	(235,291)	(341,535)	(51,618)	(434,883)	(599,481)	(90,603)
Gross profit	2,358,016	3,088,995	466,855	4,146,695	5,302,222	801,350
Operating expenses(1):
Sales and marketing expenses(2)	(1,281,553)	(1,782,590)	(269,412)	(2,527,571)	(3,221,812)	(486,929)
Research and development expenses	(323,192)	(394,046)	(59,554)	(637,670)	(740,442)	(111,907)
General and administrative expenses	(170,859)	(169,430)	(25,607)	(321,131)	(330,234)	(49,910)
Total operating expenses	(1,775,604)	(2,346,066)	(354,573)	(3,486,372)	(4,292,488)	(648,746)
Income from operations	582,412	742,929	112,282	660,323	1,009,734	152,604
Other income/(expenses):
Interest income/(expenses), net	(5,022)	2,070	313	(10,802)	3,244	490
Investment income, net	251,122	69,763	10,544	258,747	110,848	16,753
Share of results of equity investees	(207,909)	(16,251)	(2,456)	(306,980)	(53,586)	(8,099)
Foreign currency exchange gain/(loss), net	223	(1,796)	(271)	184	(894)	(135)
Others, net	3,100	40,291	6,089	3,572	43,288	6,542
Income before tax	623,926	837,006	126,501	605,044	1,112,634	168,155
Income tax expenses	(55,358)	(119,360)	(18,039)	(53,395)	(189,468)	(28,635)
Net income	568,568	717,646	108,462	551,649	923,166	139,520
Net loss/(income) attributable to noncontrolling interests	(2,009)	(400)	(60)	(2,119)	421	64
Deemed dividend to mezzanine classified noncontrolling interests	(27,288)	(31,926)	(4,825)	(31,776)	(63,692)	(9,626)
Net income attributable to 58.com Inc.	539,271	685,320	103,577	517,754	859,895	129,958
Net earnings per ordinary share attributable to ordinary shareholders - basic	1.85	2.32	0.35	1.78	2.92	0.44
Net earnings per ordinary share attributable to ordinary shareholders - diluted	1.83	2.29	0.35	1.76	2.88	0.43
Net earnings per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	3.71	4.65	0.70	3.57	5.85	0.88
Net earnings per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	3.67	4.57	0.69	3.53	5.75	0.87
Weighted average number of ordinary shares used in computing basic earnings per share	290,768,816	294,800,587	294,800,587	290,383,016	294,222,506	294,222,506
Weighted average number of ordinary shares used in computing diluted earnings per share	293,996,868	299,860,203	299,860,203	293,645,948	298,962,360	298,962,360

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	424	1,012	153	998	2,115	320
Sales and marketing expenses	14,909	16,199	2,448	32,603	33,334	5,038
Research and development expenses	31,379	35,119	5,308	61,210	70,716	10,688
General and administrative expenses	31,637	42,539	6,429	65,982	83,288	12,588

Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	43,671	43,637	6,595	88,815	87,286	13,192
Research and development expenses	11,677	11,677	1,765	23,354	23,354	3,530

(2)	Breakdown of sales and marketing expenses was as follows:

Advertising expenses	521,699	852,817	128,891	1,033,926	1,534,836	231,967
Non-advertising sales and marketing expenses	759,854	929,773	140,521	1,493,645	1,686,976	254,961

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2017	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	582,412	742,929	112,282	660,323	1,009,734	152,604
Share-based compensation expenses[5]	78,349	90,454	13,671	160,793	179,875	27,186
Amortization of intangible assets resulting from business acquisitions	55,348	55,314	8,360	112,169	110,640	16,722
Non-GAAP income from operations	716,109	888,697	134,313	933,285	1,300,249	196,512

GAAP net income attributable to 58.com Inc.	539,271	685,320	103,577	517,754	859,895	129,958
Share-based compensation expenses	78,349	90,454	13,671	160,793	179,875	27,186
Amortization of intangible assets resulting from business acquisitions	55,348	55,314	8,360	112,169	110,640	16,722
Share-based compensation expenses included in share of results of equity investees	2,166	8	1	4,358	(8)	(1)
Income tax effects of GAAP to non-GAAP reconciling items[6]	(13,556)	(13,556)	(2,049)	(27,761)	(27,112)	(4,098)
Non-GAAP net income attributable to 58.com Inc.	661,578	817,540	123,560	767,313	1,123,290	169,767

GAAP operating margin	22.5%	21.7%	21.7%	14.4%	17.1%	17.1%
Share-based compensation expenses	3.0%	2.7%	2.7%	3.5%	3.0%	3.0%
Amortization of intangible assets resulting from business acquisitions	2.1%	1.6%	1.6%	2.4%	1.9%	1.9%
Non-GAAP operating margin	27.6%	26.0%	26.0%	20.3%	22.0%	22.0%

GAAP net margin	20.8%	20.0%	20.0%	11.3%	14.6%	14.6%
Share-based compensation expenses	3.0%	2.7%	2.7%	3.5%	3.0%	3.0%
Amortization of intangible assets resulting from business acquisitions	2.1%	1.6%	1.6%	2.4%	1.9%	1.9%
Share-based compensation expenses included in share of results of equity investees	0.1%	0.0%	0.0%	0.1%	(0.0)%	(0.0)%
Income tax effects of GAAP to non-GAAP reconciling items	(0.5)%	(0.4)%	(0.4)%	(0.6)%	(0.5)%	(0.5)%
Non-GAAP net margin	25.5%	23.9%	23.9%	16.7%	19.0%	19.0%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	290,768,816	294,800,587	294,800,587	290,383,016	294,222,506	294,222,506
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	293,996,868	299,860,203	299,860,203	293,645,948	298,962,360	298,962,360
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	145,384,408	147,400,293	147,400,293	145,191,508	147,111,253	147,111,253
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	146,998,434	149,930,101	149,930,101	146,822,974	149,481,180	149,481,180

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	2.28	2.77	0.42	2.64	3.82	0.58
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	2.25	2.73	0.41	2.61	3.76	0.57
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	4.55	5.55	0.84	5.28	7.64	1.15
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	4.50	5.45	0.82	5.23	7.51	1.14

5 Since the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB4.4 million and RMB9.6 million for the three months and six months ended June 30, 2018 , respectively, and were excluded from the GAAP to non-GAAP reconciliation accordingly.

6 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax expense related to disposal of business. Other GAAP to non-GAAP reconciling items have no income tax effect.

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